Mail Stop 4561

March 24, 2008

William Corey West
Senior Vice President, Corporate Controller, and
Chief Accounting Officer
Oracle Corp.
500 Oracle Parkway
Redwood City, CA 94065

> **Re: Oracle Corp.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed June 29, 2007**
> **File No. 000-51788**

Dear Mr. West:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                                            Sincerely,

                                                            Mark Kronforst
                                                            Accounting Branch Chief